1000 Nicollet Mall, TPS-3255

Minneapolis, MN  55403

Timothy R. Baer

Executive Vice President and General Counsel

April 24, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Target Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 24, 2009
Revised Preliminary Proxy Statement on Schedule 14A
Filed March 30, 2009
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 7, 2009
Soliciting Materials on Schedule 14A
Filed April 8, 2009
File No. 001-06049

Dear Mr. Owings:

Target Corporation (“Target”) has responded to your letters regarding the above-referenced filings dated April 2, 2009 and April 17, 2009 through letters from Faegre & Benson LLP dated April 7, 2009 and April 20, 2009, respectively.  This letter is submitted in connection with the response letters submitted by Faegre & Benson LLP on Target’s behalf.

Target acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that Target may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Timothy R. Baer

Timothy R. Baer

cc:	Alexandra M. Ledbetter, Staff Attorney, SEC
Mara L. Ransom, Legal Branch Chief, SEC

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